UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

CELANESE AG

(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION

(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .

CELANESE AG

On March 10, 2006, Celanese AG issued an Ad hoc release announcing that Celanese Europe Holding GmbH & Co. KG (‘‘Celanese Europe Holding’’), a subsidiary of Celanese Corporation, has set the cash compensation at €62.22 per share in relation to the transfer of shares held by minority shareholders of Celanese AG to Celanese Europe Holdings. It is expected that the management board of Celanese AG will put the transfer resolution on the agenda of the annual shareholders’ meeting scheduled to take place on May 30th and 31st, 2006.

The Ad hoc release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Exhibit

99.1	Ad hoc Notice under Section 15 Securities Trading Act announcing that the compensation amount has been set for the transfer of Celanese AG shares held by minority shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By: /s/ Peter Jakobsmeier Name: Peter Jakobsmeier Title: Member of the Management Board (Chief Financial Officer)

Date: March 10, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Ad hoc Notice under Section 15 Securities Trading Act announcing that the compensation amount has been set for the transfer of Celanese AG shares held by minority shareholders